Exhibit 2
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               [THIRD POINT MANAGEMENT COMPANY L.L.C. LETTERHEAD]


VIA FACSIMILE AND U.S. MAIL
---------------------------

January 13, 2005

Mr. James R. Gober
Chairman, President and Chief Executive Officer
Infinity Property & Casualty Corporation
2204 Lakeshore Drive
Birmingham, AL 35209

Dear Jim:

Certain entities controlled by Third Point Management Company L.L.C. ("Third Point") currently hold 1,150,000 shares of Infinity Property & Casualty Corporation ("Infinity" or the "Company"), representing 5.6% of the Company's outstanding common stock. We have been a holder of Infinity shares since the Company's initial public offering in February 2003.

Pursuant to Securities and Exchange Commission Rule 14a-8 and the Company's guidelines with respect to shareholder proposals, we had previously submitted a shareholder proposal for inclusion in the Company's 2005 proxy materials. Considering the Board's recent decision to authorize a share repurchase program and its tacit support for our proposal, we hereby formally withdraw our shareholder proposal from the Company's proxy materials. However, although we agree with the Board's decision to authorize a repurchase program and return excess capital to shareholders, we believe that the size of the authorization is not proportional to the size of the Company's current and expected amount of excess capital. Considering the Company's strong profitability, growth prospects and low levels of underwriting leverage, the Company should generate excess capital far in excess of $50.0 million over the next three years. We urge the Company to exhaust this authorization swiftly and return to the Board with a request for a more sizable authorization.

We applaud the Board's decision to authorize this initial share repurchase program and appreciate your thoughtful consideration of our proposal.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb

Managing Member

CC:  Infinity Board of Directors